As filed with the Securities and Exchange Commission on May 15, 2002

                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

  In the Matter of                                              CERTIFICATE
Cinergy Corp. et al.                                                 OF
 File No. 70-8933                                              NOTIFICATION

Public Utility Holding Company Act of 1935)


     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy ("Cinergy Investments"), and Cinergy Services, Inc., a Delaware corporation and direct, wholly-owned service company subsidiary of Cinergy ("Cinergy Services") and (b) authorized by the Commission in its order dated February 7, 1997, Rel. No. 35-26662 (the "1997 Order"), Cinergy Services hereby provides the information set forth below.

     The 1997 Order expired by its terms on February 7, 2002, and accordingly this is the final certificate of notification in this proceeding.

1. The following summary, covering the quarterly period ended March 31, 2002, updates the business activities of Cinergy Solutions Holding Company, Inc. (formerly Cinergy Solutions, Inc.) ("Cinergy Solutions Holdings"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy Investments, from the last quarterly filing in this docket.

     a. Name Change; New Cinergy Solutions, Inc. As previously reported in this docket, in 2000 the legal entity named "Cinergy Solutions, Inc." changed its name to "Cinergy Solutions Holding Company, Inc." to emphasize the new focus of this company. Commencing with the name change, although certain business activities may continue to be conducted by this company directly (in which regard see paragraphs "g" and "i" below of this item 1), Cinergy Solutions Holdings is anticipated to act primarily as a holding company over its various operating company subsidiaries. In that connection, as previously reported, in 2000 Cinergy Solutions Holdings formed a wholly-owned subsidiary, Cinergy Solutions, Inc. ("Cinergy Solutions"), for the purpose of conducting certain project-related preliminary developmental activities, principally related to cogeneration projects, formerly conducted by Cinergy Solutions Holdings itself
        (i.e, prior to the name change) and other energy-related businesses.

     b. Scope of Report. This report provides information concerning Cinergy Solutions Holdings and those subsidiaries of Cinergy Solutions Holdings that, like Cinergy Solutions Holdings itself, may not be considered
       "energy-related companies" within the meaning of rule 58 (and whose activities are therefore not separately covered in Cinergy's quarterly reports on Form U-9C-3), namely, (i) Vestar, Inc., a Delaware corporation (formerly Cinergy Business Solutions, Inc.) and its subsidiaries, including Vestar Limited (formerly Rose Technology Group Limited), and (ii) 1388368 Ontario Inc., 3036243 Nova Scotia Company and Cinergy Solutions Limited Partnership (the latter three entities, collectively, the "Vestar Financing Entities"). The Vestar Financing Entities were formed for the sole purpose of assisting in the realization by Cinergy of certain tax benefits or other financial efficiencies in connection with the financing of the acquisition of Vestar, Limited.

     c. Energy Management Services. As previously reported in this docket, Vestar, Inc. and Vestar Limited (and their subsidiaries) (collectively, "Vestar") are in the business of marketing energy management services and solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial and industrial customers in the United States and Canada. In the calendar quarter ended March 31, 2002, Vestar continued to be actively engaged in its North American energy management and energy performance contracting business.

     d. Asset Management Services.None, (i) except to the extent a part of the energy performance contracting businesses of Vestar, Inc. and Vestar Limited and their subsidiaries, and (ii) except to the extent conducted by certain subsidiaries of Cinergy Solutions Holdings that are energy-related companies within the meaning of rule 58 and with respect to which information is reported in Cinergy's quarterly reports on Form U-9C-3 (e.g., the various subsidiaries formed pursuant to the joint venture with Trigen Energy Corporation devoted to the development, ownership and/or operation of cogeneration facilities).

     e. Technical/Consulting Services. In 1998 Cinergy Solutions Holdings formed a wholly-owned subsidiary, Cinergy Customer Care, Inc., to market utility billing services and/or utility call center services to utility companies. However, this subsidiary never commenced active operations and has been dissolved.

     f. QF Project Development and Ownership. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions Holdings' joint venture with Trigen Energy Corporation, which focuses on QF development, and the numerous project companies that have been formed to serve customers acquired pursuant to these joint venture activities. In addition, as reported on Form U-9C-3, Cinergy Solutions Holdings develops cogeneration projects outside of the joint venture with Trigen.

     g. Consumer Services. Cinergy Solutions Holdings has discontinued offering products and services to Cinergy's residential utility customers.

     h. Customer Financing. Effective year-end 1999, Cinergy Solutions Holdings discontinued marketing its "Quick Credit" financial services program previously described in this file. In connection with its energy management and performance contracting business, Vestar provides project financing for customers.

     i. Third-Party Alliances. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions Holdings' joint venture with Trigen Energy Corporation. In addition, Cinergy Solutions Holdings has determined not to renew a marketing agreement with a nonaffiliate concerning microturbines (previously reported in this file), which agreement has now expired.

2. During the calendar quarter ended March 31, 2002, Cinergy Services provided various services (including accounting; finance; engineering; executive; legal; and human resources services) to Cinergy Solutions Holdings and its subsidiaries (including energy-related companies under rule 58) for a total cost of approximately $2,135,000. During that same period, The Cincinnati Gas & Electric Company, and PSI Energy, Inc. provided engineering and construction services to Cinergy Solutions Holdings and its subsidiaries (including energy-related companies under rule 58) totaling approximately $31,000, and $22,000, respectively.

3. During the calendar quarter ended March 31, 2002, (a) Cinergy had guarantees outstanding covering outstanding debt or other obligations of Cinergy Solutions Holdings and its subsidiaries totaling approximately $147.5 million and (b) Cinergy Investments made net open-account advances to Cinergy Solutions Holdings, for the benefit of Cinergy Solutions Holdings and all of its subsidiaries (including energy-related companies under rule 58), totaling approximately $32,763,000 at annual interest rates ranging from 4.27% to 4.61.

4. During the calendar quarter ended March 31, 2002, neither Cinergy Solutions Holdings nor any subsidiary thereof entered into any long-term contract by which any of such entities performs long-term operations, load control or network control of any electric generation, transmission or distribution facility, other than in respect of qualifying cogeneration facilities or customer-owned facilities in situations where the provision of such services does not render Cinergy Solutions Holdings or any such subsidiary a public utility under state law.

5. Consolidated financial statements for Cinergy Solutions Holdings dated March 31, 2002 are being filed in paper format concurrently herewith under a claim for confidential treatment pursuant to rule 104(b) under the Act.

6.   Filed herewith as Exhibit F-1 is a "past-tense" opinion of counsel.


                                                  S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         May 15, 2002

                                          CINERGY SERVICES, INC.


                                      By: /s/Wendy L. Aumiler
                                          Wendy L. Aumiller
                                          Acting Treasurer